Filed by Affiliated Managers Group, Inc.

pursuant to Rule 425 under the Securities Act of

1933, as amended

Subject Company: Highbury Financial Inc.

(Commission File No. 000-51682)

Affiliated Managers Group, Inc.
Investor Relations:	Alexandra Lynn
(617) 747-3300
ir@amg.com

Media Relations:	Laura O’Brien
(617) 747-3300
pr@amg.com

Aston Asset Management LLC
Media Relations:	Jennifer Connelly
(973) 732-3521
jenn@jcprinc.com

AMG Announces Investment in Aston Asset Management LLC

BOSTON, December 14, 2009 - Affiliated Managers Group, Inc. (NYSE: AMG), a diversified asset management company, has entered into a definitive agreement to acquire a majority equity interest in Aston Asset Management LLC (“Aston”) through the acquisition of Highbury Financial Inc. (OTCBB: HBRF), Aston’s parent company.  After the closing of the transaction, Aston’s sub-advisors, management and employees will remain unchanged.

Based in Chicago, Aston offers sub-advised investment products to the mutual fund and managed accounts markets.  Aston is the principal advisor to the Aston Funds, a fund family of 24 sub-advised, no-load mutual funds with total net assets of approximately $6 billion as of September 30, 2009.  Led by Chairman and Chief Executive Officer Stuart Bilton and President Kenneth Anderson, Aston carefully selects investment managers that follow disciplined investment processes and best-in-class business standards, while seeking to achieve consistent investment performance.  The firm distributes its domestic equity, international, alternatives, sector, balanced and fixed income funds to consultants, registered investment advisors, broker-dealers and defined contribution plans.

“We are very pleased to partner with Aston Asset Management, an established investment firm with an outstanding track record of performance and organic growth,” stated Sean M. Healey,

(more)

AMG’s President and Chief Executive Officer.  “Aston and its sub-advisors adhere to a disciplined investment process which has generated strong long-term returns for clients, with more than 90% of its mutual fund family’s assets under management rated four and five stars by Morningstar.  Aston has strong business momentum and compelling future prospects, and we look forward to working with our new partners.”

“Given AMG’s long history of successful partnerships, we are excited to join the Company’s outstanding group of Affiliates,” said Mr. Bilton.  “Aston and our sub-advisor partners look forward to building on our track record of strong performance, and we believe our partnership with AMG will allow us to manage the firm in the best interests of our clients.”

Pursuant to the agreement, at the time of closing 1,748,879 shares of AMG common stock are expected to be issued in exchange for all of the outstanding equity of Highbury, and Highbury’s sole operating subsidiary, Aston, will become an AMG Affiliate.  Following the completion of the transaction, Highbury’s holding company operations will cease and all holding company costs will be eliminated.  The transaction has been approved by the boards of directors of AMG and Highbury, as well as the Board of Trustees of the Aston Funds, and is subject to the approval of both Highbury shareholders and Aston mutual fund shareholders, as well as other customary closing conditions and regulatory approvals.

About Affiliated Managers Group, Inc.

Affiliated Managers Group is a diversified asset management company with approximately $205 billion in assets at September 30, 2009 (pro forma for the pending investment).   AMG’s strategy is to generate growth through the internal growth of its existing Affiliates, as well as through investments in new Affiliates.  Through AMG’s innovative partnership approach, individual members of each Affiliate’s management team retain or receive significant direct equity ownership in their firm while maintaining operating autonomy.  AMG provides centralized assistance to its Affiliates in strategic matters, marketing, distribution, product development and operations.

AMG intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement, which will contain a prospectus relating to the securities AMG intends to issue in the proposed acquisition.  Before making any voting or investment decision, investors are urged to read the registration statement regarding the proposed acquisition and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed acquisition.   Investors will be able to obtain a free copy of the registration statement at the SEC’s Internet site (http://www.sec.gov) or by directing a request to: Affiliated Managers Group, Inc., 600 Hale Street, Prides Crossing, MA 01965, Tel: (617) 747-3300.

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws.  Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, the ability to close pending investments, the investment performance of our Affiliates and their ability to effectively market their investment strategies, and other risks detailed from time to time in AMG’s filings with the SEC.  Reference is hereby made to the “Cautionary Statements” set forth in the Company’s Form 10-K for the year ended December 31, 2008.

As of October 31, 2009, 91% of the assets under management of the Aston Funds (eligible to be rated by

Morningstar) were rated in the four- or five-star categories.

AMG routinely posts information that may be significant for investors in the Investor Information section of its website, and encourages investors to consult that section regularly.  For additional information, please visit www.amg.com.

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